UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-54543

Mercator Minerals Ltd.
(Exact name of registrant as specified in its charter)
1050-625 Howe Street Vancouver, British Columbia, Canada V6C 2T6 (604) 716-5582
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, without par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Mercator Minerals Ltd. (the “Company”) incurred a reporting obligation pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, on January 8, 2012.

B. The Company has filed all reports required under Exchange Act Section 13(a) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s common shares have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its common shares on the Toronto Stock Exchange (the “TSX”) located in Canada.

B. The date of initial listing of the Company’s common shares on the TSX was August 22, 2005.  The Company has maintained a listing of its common shares on the TSX for at least 12 months preceding the filing of this Form.

C. During the recent 12-month period beginning January 1, 2012 and ending December 31, 2012 trading on the TSX in Canada constituted 100% of the trading of the Company’s common shares outside the United States.

Item 4. Comparative Trading Volume Data

A.  The average daily trading volumes of the Company’s common shares have been measured for the period beginning on January 1, 2012 and ending on December 31, 2012.

B.  The average daily trading volume of the Company’s common shares in the United States for the period from January 1, 2012 to December 31, 2012 was 13,928 common shares. The average daily trading volume of the Company’s common shares on a worldwide basis for the period from January 1, 2012 to December 31, 2012 was 1,260,605 common shares.

C.  The average daily trading volume of the Company’s common shares in the United States for the period from January 1, 2012 to December 31, 2012 was 1.1% of the average daily trading volume of the Company’s common shares on a worldwide basis for the period from January 1, 2012 to December 31, 2012.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act on January 8, 2013.

B. The notice was disseminated in the United States by MarketWire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com.

PART III

Item 10. Exhibits

99.1.  Press release dated January 8, 2013

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Mercator Minerals Ltd., has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Mercator Minerals Ltd., certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Mercator Minerals Ltd.

Dated: January 9, 2013	By:	/S/ “Marc S. LeBlanc”
	Name:	Marc S. LeBlanc
	Title:	Corporate Secretary